Exhibit 99.1

Kamada Announces Changes to its Board of Directors

•	Lilach Asher Topilsky, a Director on the Company’s Board and a Senior Partner at FIMI Opportunity Funds, Appointed Chairman
•	Current Chairman, Leon Recanati, Remains on the Board as a Director
•	Ari Shamiss, MD, MPA, Veteran Hospital Senior Executive, Joins as New Director

REHOVOT, Israel – August 12, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced changes to the composition of its Board of Directors. Lilach Asher Topilsky, a Director on the Company’s Board and a Senior Partner at FIMI Opportunity Funds, the leading private equity investor in Israel and Kamada’s largest shareholder, has been appointed Chairman of the Board. The current Chairman, Leon Recanati, will remain on the Board as a Director. In addition, Ari Shamiss MD, MPA, a veteran hospital senior executive, has joined as a new Director, to serve until the Company’s next annual meeting of shareholders, at which he will stand for election by the shareholders. The Company’s Board now consists of nine members.

“Since 2005 when I joined Kamada’s Board and during my seven years as Chairman, after the passing of the co-founder and former Chairman Mr. Ralf Hahn,, it has been my pleasure to work with my colleagues on the Board and the management team, led by our CEO, Amir London, to help lay the foundation for the Company’s long-term success,” said Mr. Recanati, an avid believer and investor in the Israeli Biotechnology and Medtech sector. “Kamada now has two U.S. FDA approved products, an attractive clinical pipeline and continues to achieve solid growth in sales and profitability. Moreover, the Company’s industry-leading technology remains a significant competitive advantage, as recently demonstrated by our ability to become the first company globally to complete the manufacturing and release of a plasma-derived immunoglobulin product for the treatment of COVID-19, which is currently under clinical development in Israel. Following the significant investment in Kamada by FIMI earlier this year, I believe now is the right time for Lilach to assume the responsibility as Chairman of the Board. I look forward to continuing to serve the Company as a Director, and I wish Lilach much success in her new role.”

“I am honored to have been appointed as Kamada’s Chairman of the Board,” said Ms. Asher Topilsky. “Kamada has proven to be a leader in plasma-derived pharmaceutical products through its sustained innovation and cutting-edge technology. I am excited to continue working closely with the other Board members and the Company’s management team to support its next phase of growth. I would like to thank Leon for his service as Chairman, and look forward to his continued significant contribution to the Board.”

Ms. Asher Topilsky has served as a Senior Partner at FIMI Opportunity Funds since December 2019.  Previously, she was the President and CEO of Israel Discount Bank (IDB), one of the leading banking groups in Israel. During her tenure at IDB, Ms. Asher Topilsky also served as the Chairman of Mercantile Bank and IDB New York BANKCORP and as a Director at IDB Bank New York. Prior to IDB, she held increasingly senior roles at Bank Hapoalim, including, in her last position, Deputy Chief Executive Officer and Head of the Retail Banking Division. Before joining Bank Hapoalim, Ms. Asher Topilsky was a consultant with The Boston Consulting Group in Chicago. Currently, Ms. Asher Topilsky is the chairman of G1 Security (TASE), a director at Amiad Water Systems (AIM) and a member of the Tel Aviv University Executive Council.

Commenting on Prof. Shamiss’ appointment, the Chairman said, “I am happy to welcome Prof. Shamiss to Kamada’s Board of Directors. His extensive experience as a senior executive at leading hospitals in Israel will be critical in strengthening our business, including our commercial products as well as clinical pipeline. Prof. Shamiss is a highly-respected healthcare authority in Israel, and we look forward to his significant contributions to Kamada.”

Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Previously, he served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. Prior to this, Prof. Shamiss was CEO of Sheba General Hospital, the largest hospital in Israel. He was also Vice Dean at Ben Gurion University School of Medicine and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired). He currently serves on the boards of BATM Advanced Technologies and Therapix Biosciences.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including 1) Mr. Recanati’s statement that Kamada has an attractive clinical pipeline and continues to achieve solid growth in sales and profitability, and that Kamada’s industry-leading technology remains a significant competitive advantage, and 2) The Chairman’s statements that Dr. Shamiss’ extensive experience will be critical in strengthening Kamada’s business, including commercial products as well as clinical pipeline. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies and on-going compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com